July 20, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. St., N.E.

Washington, D.C. 20549-3561

Re:	Rex Energy Corporation
File No. 333-142430

Attention: Ms. Donna Levy, Attorney

On behalf of Rex Energy Corporation (the “Company”), we are responding to your oral comments given by Timothy Levenberg, Special Counsel, to Charles Strauss of Fulbright & Jaworski L.L.P. on July 18, 2007 (the “Comments”) with respect to the Company’s Registration Statement on Form S-1/A, filed July 12, 2007 (as amended, the “Registration Statement”). To facilitate your review, we have included in this letter your Comments followed by our responses. The Company is filing today, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”), together with this response letter. We also have sent to your attention today, via messenger, copies of Amendment No. 4, as well as marked copies of the foregoing that indicate changes made to the Registration Statement. Page references in our responses refer to pages in the marked copy of Amendment No. 4.

Amendment No. 4 includes the Company’s responses to the Comments, references to a structuring fee payable to KeyBanc Capital Markets, Inc. (see cover page of the preliminary prospectus contained in Amendment No. 4 and page 135 of Amendment No. 4) and various minor revisions.

1.	We reissue the second sentence of prior comment #6.

Response:

The Registration Statement has been revised to remove language stating that the Company “cannot assure” or that there “can be no assurance” from the risk factors and to state each risk plainly and directly. Please see pages 21 and 24 of Amendment No. 4.

2.	With respect to the Principal and Selling Stockholders table, other than as already described elsewhere in the Prospectus with regard to the entities controlled by Mr. Shaner, please state whether or not any of the selling stockholders has, or has had in the past three years, any position, office or other material relationship with the Company or its predecessors or affiliates.

Response:

The Registration Statement has been revised so that the section entitled “Principal and Selling Stockholders” states whether each selling stockholder has, or has had in the past three years, any position, office or other material relationship with the Company or its predecessors or affiliates. In addition, pursuant to a conversation between Mr. Levenberg and Mr. Strauss on

July 20, the Registration Statement has been revised to add to “Principal and Selling Stockholders” a sentence that states that after reasonable inquiry, other than as described in “Principal and Selling Stockholders” or elsewhere in the prospectus, the Company is not aware of any selling stockholder that has, or has had in the past three years, any position, office or other material relationship with the Company or its predecessors or affiliates. Please see pages 116 through 120 of Amendment No. 4.

3.	In the footnotes to the Principal and Selling Stockholders table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling stockholders holding greater than 1% prior to the offering.

Response:

The Registration Statement has been revised so that the footnotes to the Principal and Selling Stockholders table identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling stockholders holding greater than 1% prior to the offering. Please see pages 116 through 120 of Amendment No. 4.

Please direct any comments or questions regarding the Company’s responses to the Staff’s comments or Amendment No. 4 to Charles L. Strauss at this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

Fulbright & Jaworski L.L.P.

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